UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
Commission File No. 1-16247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Index

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
EX-23

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Flowers Foods, Inc. 401(k) Retirement Savings Plan
In our opinion, the accompanying Statements of Net Assets Available For Benefits and the related Statement of Changes in Net Assets Available For Benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further described in Note 1 to the financial statements, the Holsum Bakery, Inc. Savings Plan merged into the Plan effective December 15, 2010.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
May 31, 2011

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments, at fair value
Mutual funds	$155,115,411	$108,456,463
Flowers Foods, Inc. common stock	32,686,577	27,894,122
Collective investment trusts	37,712,284	30,557,221

Total investments, at fair value	225,514,272	166,907,806

Cash	1,925	860

Receivables
Employer contributions	264,210	264,294
Participant contributions	280,267	200,271
Notes receivable from participants	10,953,904	8,130,992

Total receivables	11,498,381	8,595,557

Net assets available for benefits, at fair value	237,014,578	175,504,223
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(1,593,569)	(986,116)

Net assets available for benefits	$235,421,009	$174,518,107

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2010

2010
Additions to net assets attributed to
Investment income:
Interest	$563,703
Dividends	5,284,234

Total investment income	5,847,937

Contributions:
Employer	16,770,258
Participants	15,187,595
Rollovers	274,363

Total contributions	32,232,216

Net appreciation in fair value of investments	17,168,151
Transfer of assets from the Holsum Plan	17,441,024

Total additions	72,689,328
Deductions from net assets attributed to
Benefit payments	(11,676,574)
Administrative expenses	(109,852)

Total deductions	(11,786,426)

Net increase in net assets	60,902,902
Net assets available for benefits at beginning of year	174,518,107

Net assets available for benefits at end of year	$235,421,009

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Transfer of assets from the Holsum Bakery, Inc. Savings Plan (the “Holsum Plan”)

The Plan was amended on April 13, 2010 to provide for the merger of the Holsum Plan into the Plan. In addition, on May 5, 2010, the Plan was further amended to make the effective date of the merger at the discretion of the Plan Administrator. Participants of the Holsum Plan became eligible to participate in the Plan as of May 1, 2010.

On December 15, 2010, the Holsum Plan assets were transferred into and merged with the Plan. Assets in the amount of $17,441,024 were transferred into the Plan as a result of the merger. The participants of the Holsum Plan are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan documents.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer Trust is the trustee and custodian of the Plan.

Eligibility for Participation

Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee deduction. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at anytime, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date. A basic contribution is made by the Company whether or not the employee makes employee contributions to the Plan.

Contributions

Allowable employee contributions are 100% of the participant’s available pay, up to the IRS maximum amounts. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company as described within the Plan documents.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Holsum employees hired prior to May 3, 2010 are immediately vested in their current and future employer matching contributions.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the Statement of Changes in Net Assets Available For Benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.

2.	Summary of Significant Accounting Policies
Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Effective January 1, 2010, the Plan adopted new guidance, which requires participant loans to be presented as Notes Receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, participant loans were presented as Investments and reported at fair value. The change was implemented as a change in accounting principle, which required retrospective application upon adoption (i.e. the prior period amounts have been conformed to the current year presentation with the cumulative effect of the change being recorded in the opening balance of Net Assets Available For Benefits).

The effects of the change included a reclassification of participant loans of $8,130,992 in 2009. It also included an adjustment of $186,694 to reduce the opening balance of Net Assets Available For Benefits for the cumulative effect of the change.

Reclassification

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5, Fair Value Measurements, for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The Statement of Net Assets Available For Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available For Benefits is prepared on a contract value basis.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance for improving disclosures about fair value measurements. The new guidance requires new disclosures for transfers in and out of Level 1 and 2 classifications and for more detail about the activity in Level 3 fair value measurements. Neither of these new disclosures affects the Plan since there were no Level 3 assets or transfers between Level 1 and 2. The new guidance also clarifies previous disclosure requirements by increasing the level of disaggregation to the class level for investments and by requiring more disclosures about inputs and valuation techniques for fair value measurements in Level 2 and Level 3. The disclosures required under this guidance are included in Note 5, Fair Value Instruments.

In September 2010, the FASB issued new guidance for reporting loans to participants by defined contribution plans. The new guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments, and measured at their unpaid principal balances plus any accrued but unpaid interest. The adoption of this guidance required retrospective application. The effect at adoption is discussed in the Basis of Accounting section above.

3.	Plan Amendments

On August 17, 2009, the Plan was amended to qualify as a Safe Harbor 401(k) Plan. Effective January 1, 2010, employer basic contributions will fully vest after two years of service. For Plan year 2009, employer basic contributions vested after three years of service. Employees, who are automatically enrolled in the Plan on or after January 1, 2010 and who do not opt out or make a voluntary contribution election, will participate in the annual automatic contribution increase feature. The employee’s contribution percent will automatically increase by 1% on an annual basis until it reaches 6%.

On April 13, 2010, the Plan was amended to provide for the merger with and into the Plan of the Holsum Plan. In addition, On May 5, 2010, the Plan was amended to permit the effective date of the merger to be determined by the Plan Administrator of the Plan. The assets of the Holsum Plan were transferred into the Plan on December 15, 2010, as discussed in Note 1, Description of the Plan.

On August 4, 2010, the Plan was amended to modify certain provisions relating to the determination of compensation. Certain items that may be includable in taxable gross income may be excluded from the definition of compensation for purposes of the Plan.

On December 14, 2010, the Plan was amended to provide for the merger with and into the Plan of the Derst Baking Company 401(k) Savings Plan (the “Derst Plan”) and to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008.

4.	Investments
The following table presents investments that represent 5% or more of the Plan’s Net Assets Available For Benefits at December 31, 2010 and 2009:

	December 31,
	2010	2009
Dodge & Cox Stock Fund; 369,091 and 319,449 shares, respectively	$39,773,230	$30,711,805
Flowers Foods, Inc. common stock; 1,214,663 and 1,173,995 shares, respectively	$32,686,577	$27,894,122
Wells Fargo Advantage Endeavor Select Fund; 3,327,260 and 2,686,686 shares, respectively	$32,407,512	$22,272,623
Pimco Total Return Fund; 2,766,991 and 2,198,267 shares, respectively	$30,021,850	$23,741,280
Putnam Stable Value Fund, at contract value; 27,958,890 and 23,381,942 shares, respectively	$27,958,890	$23,381,942
George Putnam Fund of Boston; 2,191,540 and 1,233,259 shares, respectively	$26,145,072	$13,479,517
American Europacific Growth Fund; 346,905 and 287,882 shares, respectively	$14,351,453	$11,037,411

Net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2010 was as follows:

Flowers Foods, Inc. common stock	$3,756,202
Collective investment trusts	1,015,493
Mutual funds	12,396,456

Total	$17,168,151

5.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Input to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. common stock — Valued at the closing price reported on the active market on which the security is traded and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trusts — The investments include a stable value fund and an index fund. The fair values of the Plan’s interest in the index fund are based on the net asset values (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. The index fund provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The fair values of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy for Plan years 2010 and 2009:

	Fair Value Measurements at
	December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$32,407,512	$—	$—	$32,407,512
Asset allocation objective	26,767,748	—	—	26,767,748
Value objective	65,918,301	—	—	65,918,301
Income objective	30,021,850	—	—	30,021,850

Total mutual funds	155,115,411	—	—	155,115,411

Flowers Foods, Inc. common stock	32,686,577	—	—	32,686,577

Collective investment trusts
Capital preservation	—	29,552,459	—	29,552,459
Asset allocation objective	—	8,159,825	—	8,159,825

Total collective investment trusts	—	37,712,284	—	37,712,284

Total investments at fair value	$187,801,988	$37,712,284	$—	$225,514,272

	Fair Value Measurements at
	December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$22,272,623	$—	$—	$22,272,623
Asset allocation objective	18,251,238	—	—	18,251,238
Value objective	44,191,322	—	—	44,191,322
Income objective	23,741,280	—	—	23,741,280

Total mutual funds	108,456,463	—	—	108,456,463

Flowers Foods, Inc. common stock	27,894,122	—	—	27,894,122

Collective investment trusts
Capital preservation	—	24,368,058	—	24,368,058
Asset allocation objective	—	6,189,163	—	6,189,163

Total collective investment trusts	—	30,557,221	—	30,557,221

Total investments at fair value	$136,350,585	$30,557,221	$—	$166,907,806

6.	Related Party Transactions

Certain Plan investments are shares of collective investment trusts and mutual funds managed by Mercer Trust, an affiliate of Putnam, and shares of Flowers Foods, Inc. common stock. At December 31, 2010 and 2009, the Plan held 1,214,663 shares and 1,173,995 shares of Flowers Foods, Inc. common stock with a market value of $32,686,577 and $27,894,122, respectively. Mercer Trust is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

8.	Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $68,628 and $184,072, respectively. These accounts will be used to reduce future employer contributions. Also, during 2010 employer contributions were reduced by $459,446 from forfeited nonvested accounts.

9.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 20, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available For Benefits.

11.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the events discussed below.

On January 15, 2011, the Derst Plan assets were transferred into and merged with the Plan. The participants of the Derst Plan are now eligible to participate in the Plan and are subject to the full rights and privileges thereof, as provided in the document. Assets in the amount of approximately $8.6 million were transferred into the Plan as a result of the merger.

The Plan was amended on January 19, 2011 to revise certain provisions of the Plan in order to meet the preconditions of the Internal Revenue Service for the issuance of a favorable determination letter on the Plan.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010 EIN No. 58-2582379 / Plan Number 004

(a) Party in				(e) Current
Interest		(c)Description of Investment	(d) Cost**	Value
*	Putnam Stable Value Fund	Collective Investment Trust at contract value; 27,958,890 shares		$27,958,890
	S & P 500 Index Fund	Collective Investment Trust; 227,801 shares		$8,159,825

				$36,118,715

	Dodge & Cox Stock Fund	Mutual Fund; 369,091 shares		$39,773,230
	Pimco Total Return Fund	Mutual Fund; 2,766,991 shares		$30,021,850
*	The George Putnam Fund of Boston	Mutual Fund; 2,191,540 shares		$26,145,072
	Wells Fargo Advantage Endeavor Select Fund	Mutual Fund; 3,327,260 shares		$32,407,512
	American Europacific Growth Fund	Mutual Fund; 346,905 shares		$14,351,453
*	Putnam Retirementready Maturity	Mutual Fund; 34,775 shares		$556,048
*	Putnam Retirementready 2015 Fund	Mutual Fund; 29,251 shares		$482,062
*	Putnam Retirementready 2020 Fund	Mutual Fund; 56,151 shares		$897,293
*	Putnam Retirementready 2025 Fund	Mutual Fund; 24,613 shares		$414,983
*	Putnam Retirementready 2030 Fund	Mutual Fund; 36,487 shares		$575,393
*	Putnam Retirementready 2035 Fund	Mutual Fund; 19,150 shares		$298,344
*	Putnam Retirementready 2040 Fund	Mutual Fund; 24,130 shares		$366,045
*	Putnam Retirementready 2045 Fund	Mutual Fund; 7,980 shares		$111,640
*	Putnam Retirementready 2050 Fund Class A	Mutual Fund; 14,193 shares		$177,839
	Columbia Alcorn Fund	Mutual Fund; 282,764 shares		$8,536,647

				$155,115,411

*	Flowers Foods, Inc.	Common Stock; 1,214,663 shares		$32,686,577
	Non interest bearing cash	Non interest bearing cash		$1,925
*	Notes receivable from participants	Notes, with interest rates between 6.00% and 11.50%; maturity ranges from January 2011 to October 2022		$10,953,904

				$234,876,532

*	Parties-in-Interest (See Note 6)

**	Cost information not required for participant-directed accounts

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
Date: May 31, 2011	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan
Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP